Exhibit 99.2

Dominion Diamond Corporation Announces Completion of Plan of Arrangement

CALGARY, AB and MISSOULA, MT (November 1, 2017) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (“Dominion” or the “Company”) and The Washington Companies (“Washington”), a group of privately held North American mining, industrial and transportation businesses founded by industrialist and entrepreneur Dennis R. Washington, today announced the completion of the previously-announced plan of arrangement (the “Arrangement”) pursuant to which Northwest Acquisitions ULC, an entity affiliated with Washington, acquired all of the issued and outstanding common shares of the Company for US$14.25 per share in cash.

Dominion will operate as a standalone, private company. Patrick Evans has been appointed Chief Executive Officer, effective immediately. The Dominion Board of Directors has been reconstituted with new directors who possess a mix of relevant business and mining expertise, including Rolin Erickson, President of Montana Resources, a copper and molybdenum mine owned by Washington.

Patrick Evans, CEO of Dominion, said, “I am pleased to join Dominion Diamond at this exciting time for the Company. I will work relentlessly with management and our talented employees to help realize the long-term potential of Dominion’s world-class assets, specifically by extending the life of the Ekati mine, investing to develop the Jay Project and reinvigorating our exploration program. I have long admired Dominion Diamond’s deep ties to the Northwest Territories and Nunavut and to Yellowknife in particular, and I look forward to continuing that legacy with the full support and resources of The Washington Companies.”

“This is an exciting day for Dominion Diamond and The Washington Companies,” said Lawrence R. Simkins, President of Washington. “We fully support Dominion’s existing strategy and its exceptional employees, and we are confident that Dominion will continue to offer long-term benefits to all of the Company’s stakeholders.”

“The Washington Companies and Dominion Diamond have proven track records as responsible, innovative operators,” said Dennis Washington, Founder of The Washington Companies. “With today’s closing, I am excited to join forces with Dominion as well as with our respected partner at the Diavik mine – Rio Tinto. We look forward to owning and operating Dominion for decades to come, with a focus on maintaining safe and prosperous business operations in the Northwest Territories.”

The transaction, which was announced on July 17, 2017, has been approved by Dominion shareholders, the Minister of Innovation, Science and Economic Development under the Investment Canada Act and the Commissioner of Competition under the Competition Act. It is expected that the common shares of the Company will be delisted from the Toronto Stock Exchange at the end of trading on November 2, 2017, and suspended from trading on the New York Stock Exchange at the end of trading on November 1, 2017.

Shareholders who have questions or require assistance with submitting their shares to the Arrangement, including with respect to completing the applicable letter of transmittal, are asked to contact AST Trust Company (Canada), who is acting as depositary under the Arrangement, at 1-800-387-0825 (toll free in North America) or at 416-682-3860 (collect outside North America) or by email at inquiries@canstockta.com.

About Patrick Evans
Patrick Evans is a senior mining executive with operating experience across a wide range of commodities including diamonds, platinum, gold, copper, nickel and uranium. His depth of experience ranges from grassroots exploration, particularly for diamonds, to project permitting and development and mine operations. He has been actively involved in the diamond industry in the Northwest Territories for 20 years, most recently as president and CEO of Mountain Province Diamonds and also as President and CEO of Kennady Diamonds.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

About The Washington Companies
The Washington Companies, founded by industrialist and entrepreneur Dennis R. Washington, are privately held companies active in the core industries of mining, rail and marine transportation, aviation, environmental remediation and restoration services, and heavy equipment sales and service. The companies are headquartered throughout Montana, the Pacific Northwest and western Canada and conduct business internationally.

CONTACTS

Dominion Diamond Corporation and The Washington Companies
Sard Verbinnen & Co
Jared Levy / Patrick Scanlan / Nikki Ritchie
212-687-8080